SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file numbers 2-98306 and 33-13066

A. Full title of the plan:

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

THE COMMON-WEALTH BUILDER

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania, 18612-9774

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

December 29, 2002 and 2001

*	Refer to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 29, 2002.

Report of Independent Auditors

To the Participants and Administrator of

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Commonwealth Telephone Enterprises, Inc. The Common-Wealth Builder (the “Plan”) at December 29, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 29, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

June 20, 2003

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Statements of Net Assets Available for Benefits

December 29, 2002 and 2001

	2002	2001
Assets
Investments (see Note 3)	$24,855,194	$30,879,612
Cash	843	287,425
Receivables
Employer contributions	30,744	37,448
Participant contributions	81,753	90,082

Total assets	24,968,534	31,294,567

Liabilities
Amounts due to brokers for securities purchased	480	287,283

Total liabilities	480	287,283

Net assets available for benefits	$24,968,054	$31,007,284

The accompanying notes are an integral part of these financial statements.

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Statement of Changes in Net Assets Available for Benefits

Year Ended December 29, 2002

Additions to net assets attributed to
Investment income
Net depreciation in fair market value of investments	$(4,641,128)
Interest/dividends	457,913
Contributions
Employer	1,071,663
Participants	2,535,964
Transfer of assets from other plans	768

Total additions	(574,820)

Deductions:
Benefits paid to participants	1,282,524
Direct rollover transfers out	4,181,886

Total deductions	5,464,410

Decrease in net assets available for benefits	(6,039,230)

Net assets available for benefits
Beginning of year	31,007,284

End of year	$24,968,054

The accompanying notes are an integral part of these financial statements.

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Notes to Financial Statements

December 29, 2002 and 2001

1.	Description of Plan

The following brief description of Commonwealth Telephone Enterprises, Inc. The Common-Wealth Builder (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering substantially all employees who are not covered by collective bargaining agreements of Commonwealth Telephone Enterprises, Inc. and its subsidiaries (the “Company” or “CTE”). The Plan is a qualified plan under Internal Revenue Code (the “Code”) section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan allows an employee to become eligible for participation in the Plan upon the age of eighteen and the first day of the month following the date of hire.

Contributions

Participants in the Plan may contribute between 1 percent and 25 percent of their base compensation subject to certain limits imposed by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes on behalf of each participant an amount not to exceed 3.5 percent of the participant’s eligible compensation during the year. All Company contributions are used to purchase common stock of CTE.

Participants may change salary deferral elections for each payroll cycle. Participants may change investment elections on a daily basis.

Participants may direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers ten mutual funds and a CTE Common Stock Fund as investment options for participants.

Participant’s Account

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant’s account. The benefit to which a participant is entitled is the participant’s account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions portion of their accounts, plus earnings thereon, is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Plan Benefits

On termination of service due to death, disability or retirement, a participant or designated beneficiary must elect to receive a lump-sum distribution if the value of the participant’s account is less than or equal to $5,000. If the value of the participant’s account is greater than $5,000, the participant or designated beneficiary may elect to have their benefit paid out in an annuity or lump sum.

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Notes to Financial Statements

December 29, 2002 and 2001

A participant may elect to have the lump-sum distribution paid in cash or CTE common stock. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 ½. A hardship withdrawal may be granted to a participant for a financial emergency circumstances as defined by the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000 minus the highest outstanding loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is up to 30 years. The loans are collateralized by the balance in the participant’s account. The loan amount is not to exceed 50 percent of vested account balance, and bear interest at the prime rate plus one basis point plus a one-time $50 administrative fee. Principal and interest is paid ratably through automatic payroll deductions. The Plan does not allow an employee to have more than two loans outstanding at any given time.

Forfeited Accounts

At December 29, 2002, forfeited nonvested accounts totaled $4,535. These accounts will be used to reduce monthly employer contributions. In 2002, employer contributions were reduced by $48,945 from forfeited nonvested accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held. The guaranteed investment contracts held in the Dreyfus-Certus Stable Value Fund Class I are valued at estimated fair value. The Company’s stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and calculated daily. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Notes to Financial Statements

December 29, 2002 and 2001

Investments in Common Collective Trust

The Dreyfus-Certus Stable Value Fund Class I (the “Trust Fund”) invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

The trustee and the portfolio manager of the Trust Fund is The Dreyfus Trust Company. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Employer-directed transfers and withdrawals may be made subject to the provision of the Declaration of Trust, including any notice requirements. The portfolio manager of the Trust Fund, at its sole discretion, may defer such withdrawals up to twelve months, subject to administrative considerations and issuer compliance with the terms of any investment contract purchased for the Trust Fund. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. The Trust Funds’ investment contracts are reported at their estimated fair value. Units in the Trust Fund are valued each business day. In determining fair value, the Trust Fund’s trustee’s valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 29, 2002 and 2001 is $5,229,465 and $6,137,347, respectively.

The average yield and crediting interest rates were approximately 5.0 and 6.0 percent for the years ended December 29, 2002 and 2001, respectively.

Expenses of the Plan

Fees and other costs incurred may be paid by the Plan; however, they are currently paid by the Plan sponsor (CTE).

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, issuer, credit, derivative, liquidity, mortgage, foreign investment, currency, leveraging and management. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Notes to Financial Statements

December 29, 2002 and 2001

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	2002	2001
Investments at fair value
Dreyfus-Certus Stable Value Fund Class I	$5,229,465	$6,137,347
Dreyfus-Premier Third Century Fund	1,368,668	1,966,427
Dreyfus-Lifetime Growth & Income Fund	1,894,654	2,306,709
Dreyfus-Disciplined Stock Fund	2,427,292	3,742,431
Dreyfus-Emerging Leaders Fund	1,457,272	1,835,282
PIMCO Total Return Bond Fund	1,281,803	N/A
Shares of CTE Common Stock*	9,016,063	12,108,650

During 2002, the Plan’s investments, including gains and losses on investments sold, as well as held during the year, depreciated in value by $4,641,128 as follows:

All mutual funds	$(2,184,458)
CTE Common Stock*	(2,456,670)

$(4,641,128)

*	Participant and nonparticipant directed

4.	Nonparticipant Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	2002	2001
Net assets
CTE Common Stock	$4,705,407	$5,266,332

Year Ended December 29, 2002
Change in net assets
Contributions	$1,071,663
Net depreciation in fair value of investments	(756,446)
Benefits paid to participants	(662,236)
Direct rollover transfers out	(213,906)

$(560,925)

Commonwealth Telephone Enterprises, Inc.

The Common-Wealth Builder

Notes to Financial Statements

December 29, 2002 and 2001

5.	Tax Status

The Plan received a favorable determination letter dated November 27, 2000 in which the Internal Revenue Service (“IRS”) stated that the Plan, as amended and restated effective October 23, 1998, is qualified and that the trust established under the Plan is exempt. The Plan has been amended since receiving the determination letter to reflect the new laws which are The Economic Growth and Tax Relief Reconciliation Act of 2001 and GUST Amendments (GUST includes GATT (General Agreement on Tariffs and Trade), USERRA (Uniformed Services Employment and Reemployment Rights Act of 1994), SBJPA (Small Business Job Protection Act of 1996), TRA ‘97 (Taxpayer Relief Act of 1997), and the IRS Restructuring and Reform Act of 1998.) The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code as of December 29, 2002.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Related Party Transactions

The trustee and custodian of the Plan is Boston Safe Deposit and Trust Company which is an affiliate of Mellon Financial Corporation, a bank holding company. The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Mellon Financial Corporation. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

As described in Note 1, participants may elect to purchase common stock of CTE, the Plan Sponsor. During 2002, purchases of $1,781,767 were made, and proceeds of $1,730,863 were received from sales of CTE’s common stock.

Schedule of Assets (Held at End of Year)

	Identity of Issue	Investment Type	Current Value at December 29, 2002
*	Dreyfus Certus Stable Value Fund Class I	Common Collective Trust	$5,229,465
*	Dreyfus S&P 500 Index Fund	Registered Investment Company	583,968
*	Dreyfus Emerging Leaders Fund	Registered Investment Company	1,457,272
*	Dreyfus Premier Third Century Fund	Registered Investment Company	1,368,668
*	Dreyfus Lifetime Growth & Income Fund	Registered Investment Company	1,894,654
*	Dreyfus Disciplined Stock Fund	Registered Investment Company	2,427,292
*	Dreyfus Lifetime Growth Fund	Registered Investment Company	71,391
*	Dreyfus Lifetime Income Fund	Registered Investment Company	140,891
	Janus Overseas Fund	Registered Investment Company	458,188
	PIMCO Total Return Bond Fund	Registered Investment Company	1,281,803
*	CTE Common Stock	Shares of Commonwealth Telephone Enterprises, Inc. Common Stock (1)	9,016,063
*	Participants’ Notes	Participants’ loans with interest rates from 5.25% to 13% with maturity dates from 2003 to 2032	925,539

		Total	$24,855,194

*	Party-in-interest

(1)	At December 29, 2002, the cost of CTE Common Stock was $8,225,654.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. THE COMMON-WEALTH BUILDER

DATE: June 27, 2003	By:	/s/ DONALD P. CAWLEY
Donald P. Cawley Senior Vice President and Chief Accounting Officer

FORM 11-K

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.	Consent of PricewaterhouseCoopers LLP

99(a)	Certification of Chief Executive Officer and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002